Plan for Capital Increase of POSCO Group University

The Board of Directors of POSCO has approved capital increase in POSCO Group University in the amount up to Nine Billion Korean Won in order to secure financial resources required for the successful operation thereof. Injection of the capital shall be completed by no later than February 28, 2015.